                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934

For the month of October, 2003

          API ELECTRONICS GROUP INC. (Formerly: Investorlinks.com Inc.)
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


            505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                   Form 20-F  X             Form 40-F ___
                             ---
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                   Yes: ___                 No:  X
                                                ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Relevant Event dated October 30, 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          API ELECTRONICS GROUP INC.
                                          (Formerly Investorlinks.com Inc.)

Date: October 31, 2003                    By: /s/ Jason DeZwirek
      ----------------                        ----------------------------------
                                          Jason DeZwirek, Chairman of the Board,
                                          Executive V.P., Secretary and Director

           API ELECTRONICS REPORTS FIRST QUARTER REVENUE GROWTH OF 48%

NEW YORK - October 31, 2003 - API Electronics Group, Inc. (OTCBB: APIEF) today announced financial results for the first quarter of its 2004 fiscal year, ending August 31, 2003.

Revenues for the three month period increased by 48.3% to US$2,434,080, up from US$1,641,595 posted for the same period in fiscal year 2003. Growth during the period was attributed primarily to US$611,962 in sales revenue from TM Systems, which was acquired by API in February 2003.

Orders booked were US$2,134,805, in line with the US$2,142,272 recorded for Q1 of fiscal year 2003.

API's backlog, which values unfilled orders placed with the company for the current fiscal year, is US$5,878,000 as of August 31, 2003.

The cost of goods sold as a percentage of sales was 74.7%, in line with the 74.0% of sales posted for the same fiscal 2003 period. Accordingly, the gross margin for the fiscal 2004 period was 25.3% and 26.0% for the fiscal 2003 period.

API incurred a net loss of one half of one cent (-$0.005) per share for the quarter ended August 31, 2003 compared to six tenths of one cent (-$0.006) per share for the quarter ended August 31, 2002.

The combined total of cash reserves and marketable securities held by API at the end of its fiscal first quarter was $3,256,744.

"API is pleased to present strong first quarter results for its 2004 fiscal year, highlighted by a 48.3 percent increase in sales," said Tom Mills, President and COO of API Electronics. "We have a strong balance sheet, over three million dollars in cash reserves and a healthy backlog. This puts API in an excellent position going forward. API is on track for a successful second quarter and to report positive earnings per share for the fiscal 2004 year. In addition, we remain extremely optimistic about our prospects for continued growth."

ABOUT API ELECTRONICS:
API Electronics Group Inc., through its wholly owned subsidiaries API Electronics Inc., Filtran Group and TM Systems, is engaged in the manufacture of electronic components and systems for the defense and communications industries. API and its subsidiaries have been providing top of the line parts to numerous global producers of military hardware, telecommunications equipment, computer peripherals, process control equipment and instrumentation for a combined total of over 50 years. API's TM Systems subsidiary has been in business for over 30 years and provides critical systems to various U.S. government departments, including the United States Navy, as well as numerous domestic and foreign commercial corporations. With a growing list of blue chip customers, including Honeywell/Allied Signal, General Dynamics, Lockheed Martin and numerous other top technology-based firms around the world, API regularly ships off-the-shelf and custom designed products to clients in more than 34 countries. API owns state-of-the-art manufacturing and technology centers in New York State, Connecticut and Ontario, Canada totaling 51,000 square feet. The company also has manufacturing capabilities in China and a distribution center in Britain. Filtran and API Electronics are ISO 9001 registered companies. API Electronics trades on the OTC Bulletin Board under the symbol APIEF. For further information about Filtran Group and API Electronics, please visit the company websites at www.filtran.com and www.apielectronics.com.

FOR FURTHER INFORMATION:
API Electronics Group
Tel: 1-877-274-0274
api@primorisgroup.com

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to certain risks, uncertainties and assumptions. These risks and uncertainties, which are more fully described in API's Annual and Quarterly Reports filed with the Securities and Exchange Commission, include changes in market conditions in the industries in which the Company operates. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.

                                     FORM 27

                            SECURITIES ACT (ONTARIO)

              MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1.   Reporting Issuer:

     API Electronics Group Inc. (the "Issuer")
     505 University Avenue, Suite 1400
     Toronto, Ontario
     M5G 1X3

2.   Date of Material Change:

     October 30, 2003.

3.   Publication of Material Change:

     Filing of consolidated interim financial statements for the three-month period ended August 31, 2003.

4.   Summary of Material Change:

     The Issuer announced financial results for the three-month period ended August 31, 2003.

5.   Full Description of Material Change:

     See consolidated interim financial statements for the three-month period ended August 31, 2003 filed on SEDAR.

6.   Senior Officer:

     Jason DeZwirek
     Chairman
     Telephone: 416-593-3000

     I, Jason DeZwirek, Chairman, certify that the foregoing accurately discloses the material change referred to herein.

     Signed at Toronto, Ontario this 30/th/ day of October, 2003.

                                                    "JASON DEZWIREK"
                                                    ----------------------------
                                                    Jason DeZwirek, Chairman
                                                    API Electronics Group Inc.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.


                                                                   QUARTERLY AND YEAR END REPORT

[LOGO]                                             BC FORM 51-901
 BCSC
        British Columbia Securities Commission     (previously Form 61)


----------------------------------------------------------------------------------------------------
ISSUER DETAILS                                                                  DATE OF REPORT

                                                           FOR QUARTER            YY     MM      DD
NAME OF ISSUER                                             ENDED
                                                                                 2003    10      30
API ELECTRONICS GROUP INC.                                 2003/08/31

----------------------------------------------------------------------------------------------------
ISSUER ADDRESS

505 UNIVERSITY AVENUE, SUITE 1400

----------------------------------------------------------------------------------------------------
CITY                          PROVINCE      POSTAL        ISSUER FAX NO.        ISSUER TELEPHONE
                                            CODE                                NO.
TORONTO                       ON                          416-593-4658
                                            M5G 1X3                             416-593-6543
----------------------------------------------------------------------------------------------------
CONTACT NAME                                CONTACT POSITION                    CONTACT
                                                                                TELEPHONE NO.
JASON DEZWIREK                              CHAIRMAN
                                                                                416-593-6543
----------------------------------------------------------------------------------------------------
CONTACT EMAIL ADDRESS                       WEB SITE ADDRESS

jason@kaboose.com                           www.api-electronics.com
----------------------------------------------------------------------------------------------------


CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

----------------------------------------------------------------------------------------------------
   DIRECTOR'S SIGNATURE       PRINT FULL NAME                                   DATE         SIGNED
..                                                                                 YY      MM     DD
   "Jason DeZwirek"           JASON DEZWIREK
                                                                                 2003     10     30
----------------------------------------------------------------------------------------------------
   DIRECTOR'S SIGNATURE       PRINT FULL NAME                                   DATE         SIGNED
..                                                                                 YY      MM     DD
   "Phillip DeZwirek"         PHILLIP DEZWIREK
                                                                                 2003     10     30
----------------------------------------------------------------------------------------------------

                                  SCHEDULE "A"

                              FINANCIAL INFORMATION

See attached unaudited consolidated financial statements of API Electronics Group Inc. (the "Company") for the three-months ended August 31, 2003.

                                  SCHEDULE "B"

See attached unaudited consolidated financial statements of the Company for the three-months ended August 31, 2003.

                                  SCHEDULE "C"

                      Management's Discussion and Analysis

Overview

API Electronics Group Inc. ("API" or "Company") is a North American based company focused on the manufacture of specialized electronic components and microelectronic circuits. API Electronics, Inc. ("Electronics") is a leading designer and manufacturer of power transistors, small signal transistors, tuning diodes, hybrid circuits, resistor/capacitor networks, diodes, and other critical elements with precisely defined functional capabilities for advanced military, industrial, commercial, automotive and medical applications. The Company is a leading supplier of defence electronic components to the U.S. Department of Defence and its subcontractors as well as having a strong commercial user base.

API's business strategy has been to strengthen its leadership position for its components through continued emphasis on technological advances, operational efficiencies, cost reductions, competitiveness and acquisitions. To this end, on May 31, 2002, API acquired all the outstanding shares of the privately-held "Filtran Group" (Filtran Inc. of Ogdensburg, New York; Filtran Limited, Canadian Dataplex Limited and Tactron Communications (Canada) Limited all of Nepean, Ontario, Canada). Filtran Group is a leading global supplier of superior quality electronic components to major producers of communications equipment, military hardware, computer peripherals, process control equipment and instrumentation. In business since 1969, Filtran Group is ISO 9001 registered and offers off-the-shelf and custom designed products and regularly ships components to clients in more than 34 countries. The acquisition broadens API's product offerings for current and potential customers as well as providing synergies in the areas of engineering and technological capabilities. In February 2003, the Company acquired certain assets (contracts in progress, inventory, machinery and equipment and intangibles) of TM Systems Inc. and commenced business as TM Systems II Inc. ("TM"). In business for over 30 years, TM supplies the defence sector with naval landing and launching equipment, flight control and signalling systems, radar systems alteration, data communication and test equipment as well as aircraft ground support equipment. The acquisition expands API's core-military and defence-related electronics business.

The Company's objectives are to seek long-term stable growth for all of its operating segments (Electronics, Filtran Group, and TM) through continuous capital investment, employing today's production methods and technologies, and by demanding uncompromising quality control.

Consolidated Results of Operations

Three Months ended August 31, 2003 compared to August 31, 2002

Sales Revenue

The Company continued to record strong sales growth in first quarter ended August 31, 2003. Revenues increased by 48.3% to $2,434,080 from $1,641,595 posted in first quarter ended August 31, 2002. The growth during the period was attributed primarily to the February 2003-acquired TM with sales revenue in the amount of $611,962.

Cost of Goods Sold and Gross Margin

The cost of goods sold was 74.7% of sales in 2003 and reasonably in line with the 74.0% of sales posted in 2002. Accordingly, the gross margin for 2003 period was 25.3% and 26.0% for the 2002 period.

Selling Expenses

Selling expenses increased to $187,175 for the August 31, 2003 period from $139,629 for the period ended August 31, 2002. As a percentage of sales the 2003 selling expenses came in at 7.7% a slight improvement over the 8.5% posted in 2002. The 34.1% increase in selling expenses is consistent with the 48.3% increase in sales revenue.

General and Administrative Expenses

General and administrative expenses increased to $537,104 for 2003 from $361,051 incurred during 2002. As a percentage of sales, the 2003 general and administration expenses were 22.0% and this was consistent with the 22.0% posted in 2002.

Several components of general and administrative expenses saw increases as a result of the February 6, 2003 acquisition of TM and the overall increase in sales revenue. The components that saw larger increases are as follows: Officer salaries - $84,918 (2002 - $33,406), rent - $42,974 (2002 - $9,664), office supplies and expense - $20,728 (2002 -$11,078).

In addition, administrative depreciation and amortization rose to $170,155 (2002
- $55,270) as a result of the overall increase in the Capital and Intangible Asset base arising from the acquisition of TM.

Management continues to emphasize efficiencies and control of overheads. It is anticipated that TM's operations will be fully integrated into Electronics' state-of-the art facilities in fiscal 2004. This should provide savings in overhead and administrative costs.

Other Income and Expense

Other income during the quarter was $11,116 in 2003 compared to $13,507 in 2002.

Other expense relates to interest on long-term debt and the Company saw a decrease from $30,983 in 2002 to $23,651 in 2003. The decrease is attributed to lower debt levels in 2003.

Net Income / Loss

The Company incurred a net loss for the three months ended August 31, 2003 of $121,029($0.005/share) compared to a net loss of $91,849($0.006/share) for the three months ended August 31, 2002.

Liquidity and Capital Resources

Summary

At August 31, 2003, the Company had cash reserves of $2,976,402 compared to $1,561,199 as at May 31, 2003. In addition, the Company had marketable securities of $280,342 at August 31, 2003(May 31, 2003 - $431,168). The
portfolio of securities consists principally of company paper and bonds with maturities of less than one year ($243,958) and income trust units ($34,245).

At August 31, 2003 working capital (the excess of current assets over current liabilities) totalled $2,759,243 compared to $2,195,522 at May 31, 2003. The current ratio at August 31, 2003 increased slightly to 1.53:1 from the 1.46:1 ratio as at May 31, 2003. The quick ratio (which excludes inventory and prepaid expenses from current assets) was 0.91:1 at August 31, 2003 - a slight increase from the 0.83:1 posted at May 31, 2003.

As at August 31, 2003, the Company's working capital was sufficient to meet the Company's current requirements.

Inventory rose 7.5% from $2,931,924 as at May 31, 2003 to $3,152,036 as at
August 31, 2003. Accounts receivable decreased 13.1% from $1,619,487 as at May 31, 2003 to $1,407,421 as at August 31, 2003. Accounts payable declined 6.6% from $1,265,458 at May 31, 2003 to $1,182,467 as at August 31, 2003.

Long-term debt (current and long-term portion) decreased slightly from $2,931,687 at May 31, 2003 to $2,816,942 at August 31, 2003.

The debt to equity ratio (current & long-term debt to shareholder's equity) improved to 0.33 as at August 31, 2003 compared to 0.35 as at May 31, 2003.

Total assets increased to $14,267,341 at August 31, 2003 from $13,495,221 as at May 31, 2003. This was attributed to higher cash and cash equivalents generated.

Cash Flow

Cash generated (used) in operating activities increased to $782,039 for three months ended August 31, 2003 compared to $18,133 for the three months ended August 31, 2002.

The major source of cash in 2003 was provided through the issue of common shares upon the exercise of warrants in the amount of $435,000, proceeds on sale of land and building of $108,186, proceeds on sale of marketable securities in the amount of $192,694, and bank indebtedness advances of $75,000.

The major source of cash in 2002 was $1,175,000 and this was provided through the issue of common shares following a June 2002 private placement.

The major use of cash during 2003 was the purchase of capital assets in the amount of $63,192 and the repayment of long-term debt in the amount of $114,102.

The major use of cash in 2002 was the purchase of capital assets of 177,870, the purchase of marketable securities in the amount of $62,997, the repayment of long-term debt of $53,562, and the repayment of bank indebtedness in the amount of $42,342.

Financings

There were no financings during the three months ended August 31, 2003.

Subsequent Events

No significant subsequent events occurred after August 31, 2003.

Risks

The Company is exposed to a variety of risks in its business. These include operational, currency, foreign operations, credit, and interest rate. Steps have been taken in all areas to mitigate these risks.

                    API Electronics Group Inc.
                    Consolidated Interim Financial Statements
                    First Quarter
                    For the three month period ended August 31, 2003 (Expressed in US Dollars)
                    (Unaudited)

                                                      API Electronics Group Inc.
                                                     Consolidated Balance Sheets
                                                       (Expressed in US Dollars)

                                                             August 31          May 31
                                                                  2003            2003
--------------------------------------------------------------------------------------
                                                           (unaudited)      (audited)
Assets

Current
    Cash and cash equivalents                             $  2,976,402    $  1,561,199
    Marketable securities (Note 2)                             280,342         431,168
    Accounts receivable                                      1,407,421       1,619,487
    Unbilled revenue                                            80,699         324,078
    Inventories (Note 3)                                     3,152,036       2,931,924
    Prepaid expenses                                            89,300          61,988
                                                          ----------------------------

                                                             7,986,200       6,929,844
Capital assets (Note 4)                                      3,120,468       3,275,979
Goodwill                                                       918,529         918,529
Intangible assets (Note 5)                                   2,242,144       2,370,869
                                                          ----------------------------
                                                          $ 14,267,341    $ 13,495,221
======================================================================================

Liabilities and Shareholders' Equity

Current
    Bank indebtedness (Note 6)                            $     75,000    $          -
    Accounts payable                                         1,182,467       1,265,458
    Deferred revenue                                         1,259,552         661,406
    Future income tax liability (Note 8)                       108,000         108,000
    Current portion of long-term debt (Note 7)               2,601,938       2,699,458
                                                          ----------------------------

                                                             5,226,957       4,734,322
Future income tax liability (Note 8)                           248,186         248,000
Long term debt (Note 7)                                        215,004         232,229
                                                          ----------------------------

                                                             5,690,147       5,214,551
                                                          ----------------------------

Shareholders' equity
    Share capital (Note 9)                                   9,179,507       8,744,507
    Paid in capital                                            770,790         770,790
    Cumulative foreign exchange translation adjustment         235,167         252,614
    Deficit                                                 (1,608,270)     (1,487,241)
                                                          ----------------------------

                                                             8,577,194       8,280,670
                                                          ----------------------------
                                                          $ 14,267,341    $ 13,495,221
======================================================================================

On behalf of the Board:

         "JASON DEZWIREK"
------------------------------

         "PHILLIP DEZWIREK"
------------------------------

  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                      API Electronics Group Inc.
                               Consolidated Statements of Operations and Deficit
                                                       (Expressed in US Dollars)
                                                                     (Unaudited)

                                                     August 31        August 31
Three months ended                                        2003             2002
-------------------------------------------------------------------------------
Revenue                                            $ 2,434,080      $ 1,641,595

Cost of sales                                        1,817,785        1,215,288
                                                   ----------------------------

Gross profit                                           616,295          426,307
                                                   ----------------------------

Expenses

    Selling                                            187,175          139,629
    General and administrative                         537,104          361,051
                                                   ----------------------------

                                                       724,279          500,680
                                                   ----------------------------

Operating loss                                        (107,984)         (74,373)

Other (income) expenses

    Other income                                       (11,116)         (13,507)
    Interest on long term debt                          23,651           30,983
                                                   ----------------------------

                                                        12,535           17,476
                                                   ----------------------------

Loss before income taxes                              (120,519)         (91,849)

Income taxes (Note 8)                                     (510)               -
                                                   ----------------------------

Net loss for the period                               (121,029)         (91,849)

Deficit, beginning of period                        (1,487,241)        (938,226)
                                                   ----------------------------

Deficit, end of period                             $(1,608,270)     $(1,030,075)
===============================================================================

Loss per share - basic (Note 12)                   $    (0.005)     $    (0.006)
===============================================================================

  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                      API Electronics Group Inc.
                                           Consolidated Statements of Cash Flows
                                                       (Expressed in US Dollars)
                                                                     (Unaudited)

                                                             August 31        August 31
Three months ended                                                2003             2002
---------------------------------------------------------------------------------------
Cash was provided by (used in)

Operating activities
    Net loss for the period                                $  (121,029)     $   (91,849)
    Adjustments to reconcile net loss to net cash
        provided by operating activities:
           Amortization                                        220,371           92,519
           Gain on sale of marketable securities               (41,868)               -
           Loss on sale of land and building                    16,243                -
           Changes in non-cash working capital
             balances (Note 10(a))                             708,322           17,463
                                                           ----------------------------

                                                               782,039           18,133
                                                           ----------------------------

Investing activities
    Purchase of capital assets                                 (63,192)        (177,870)
    Proceeds on sale of land and building                      108,186                -
    Proceeds on sale of marketable securities                  192,694                -
    Purchase of marketable securities                                -          (62,997)
                                                           ----------------------------

                                                               237,688         (240,867)
                                                           ----------------------------

Financing activities
    Issue of share capital                                     435,000        1,175,000
    Bank indebtedness advances (repayments)                     75,000          (42,342)
    Repayment of long-term debt                               (114,102)         (53,562)
                                                           ----------------------------

                                                               395,898        1,079,096
                                                           ----------------------------

Foreign exchange loss on cash held in foreign currency            (422)               -
                                                           ----------------------------

Net increase (decrease) in cash for the period               1,415,203          856,362

Cash and cash equivalents, beginning of period               1,561,199        1,408,637
                                                           ----------------------------

Cash and cash equivalents, end of period                   $ 2,976,402      $ 2,264,999
=======================================================================================

  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
                                                       (Expressed in US Dollars)
                                                                     (Unaudited)

August 31, 2003 and 2002

Nature of Business           API Electronics Group Inc.'s ("the Company")
                             business focus is the manufacture and design of high reliability semiconductor and microelectronics circuits for military, aerospace and commercial applications. Through recent acquisitions, the
                             Company has expanded its manufacturing and design of electronic components to include filters, transformers, inductors, and custom power supplies for land and amphibious combat systems, mission critical information systems and technologies, shipbuilding and marine systems, and business aviation.

Business Acquisitions and
    Name Changes             On August 31, 2001, Investorlinks.com Inc. a public
                             company incorporated under the laws of the Province of Ontario, and API Electronics Inc. ("API
                             Electronics"), a private company incorporated under the laws of the State of New York, completed the business combination referred to in Note 1(a) to the financial statements. Pursuant to Articles of Amendment dated September 10, 2001, the Company changed its name from Investorlinks.com Inc. to API
                             Electronics Group Inc. As stated in Note 1(a), the business combination has been accounted for as a reverse take-over of the Company by API
                             Electronics.

                             On May 31, 2002 the Company completed the acquisition of all the outstanding common shares of Filtran Inc. ("Filtran USA"), a private company incorporated under the laws of the State of New York; Filtran Limited ("Filtran Canada"), a private company incorporated under the laws of Ontario; Canadian Dataplex Limited ("CDL"), a private company incorporated under the laws of Canada, Tactron Communications (Canada) Limited ("TCCL"), a private company incorporated under the laws of Ontario. Filtran USA, Filtran Canada, CDL, TCCL are known collectively as the "Filtran Group". The Filtran Group's business focus is similar to that of the Company. The business combination, which has been accounted for using the purchase method, is described in Note 1 (b) to the financial statements.

                             On May 23, 2002 the company incorporated an entity named "5/23 Corp" under the laws of the State of Delaware. On January 13, 2003 "5/23 Corp" changed its name to TM Systems II, Inc. ("TM II"). On February 6, 2003, TM II acquired certain assets of TM Systems Inc. and carries on business as TM System II, Inc. TM II's business focus is similar to that of the Company. The business combination, which has been accounted for using the purchase method, is described in Note 1(c) to the financial statements.

                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
                                                       (Expressed in US Dollars)
                                                                     (Unaudited)

August 31, 2003 and 2002

Principles of Consolidation  The consolidated financial statements include the accounts of the Company (the legal parent), together with its wholly owned subsidiaries, API Electronics, TM II and the Filtran Group.

Basis of Presentation        These consolidated financial statements have been
                             prepared in accordance with Canadian generally accepted accounting principles. All amounts are disclosed in US dollars unless otherwise indicated.

Contract Revenue             Revenue from contracts is recognized using the
                             percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

                             Provisions for warranty claims and other allowances are made based on contract terms and prior experience.

Non-Contract Revenue         Non-contract revenue is recognized when risk and
                             title passes to the customer, which is generally upon shipment of the product.

Marketable Securities        Temporary investments are stated at the lower of
                             cost and market value.

Inventory                    Raw materials are recorded at the lower of cost and
                             net realizable value. Finished goods and work in process are stated at the lower of cost, which includes material, labour and overhead, and net realizable value. Cost is generally determined on a first-in, first-out basis.

Capital Assets               Capital assets are recorded at cost less
                             accumulated amortization and are amortized using the straight-line basis over the following years:

                                  Buildings                                       20 years
                                  Computer equipment                               3 years
                                  Computer software                                3 years
                                  Furniture and fixtures                           5 years
                                  Machinery and equipment       Ranging from 5 to 10 years
                                  Vehicles                                         3 years
                                  Website development                              3 years

                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
                                                       (Expressed in US Dollars)
                                                                     (Unaudited)

August 31, 2003 and 2002

Goodwill Effective April 1, 2001, the Company adopted the CICA handbook section 3062 "Goodwill and Other Intangible Assets". Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. Management has determined there is no impairment in goodwill as of August 31, 2003.

Intangible Assets            Intangible assets which have a finite life are
                             amortized using the straight-line basis over the following period:

                             Non-compete agreements                  5 years
                             Customer contracts                      5 years

Income taxes                 The Company accounts for income taxes under the
                             asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carryforwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

Foreign Currency
  Translation                The Company's functional currency is United States
                             Dollars and the consolidated financial statements are stated in United States dollars, "the reporting currency". Integrated operations have been translated from Canadian dollars into United States dollars at the year end exchange rate for monetary balance sheet items, the historical rate for non-monetary balance sheet items, and the average exchange rate for the year for revenues, expenses, gains and losses. The gains or losses on translation are included in net income (loss) for the year.

                             Self-sustaining operations are translated at current rates of exchange. All exchange gains and losses will be accumulated in the foreign exchange translation account on the balance sheet.

                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
                                                       (Expressed in US Dollars)
                                                                     (Unaudited)

August 31, 2003 and 2002

Accounting Estimates         The preparation of these consolidated financial
                             statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. By their nature, these estimates are subject to uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be material.

Stock-Based
    Compensation Plans       The Company has a stock-based compensation plan
                             which is described in Note 9. No compensation expense is recognized for these plans when stock or stock options are issued to employees and directors. Any consideration paid on the exercise of options or purchase of stock is credited to share capital.

Research and
    Development Expenses     Research and development expenses are recorded at
                             net of applicable investment tax credits.

Financial Instruments        The Company's financial instruments include certain
                             instruments with short term maturity and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from its financial instruments.

                             The Company carries out a portion of transactions in foreign currencies. Included in the Company's cash, marketable securities, accounts receivable and payable are balances denominated in Cdn dollars in the amounts of $1,288,634 (May 31, 2003 -
                             $1,288,634), $361,209 (May 31, 2003 - $361,209),
                             $380,458 (May 31, 2003 - $380,458) and $645,852
                             (May 31, 2003 - $645,852) respectively.

                             As at August 31, 2003 there were no significant differences between the carrying amounts and the fair values of the Company's financial instruments unless otherwise noted.

Cash and Cash equivalents    Cash and cash equivalents consist of cash on hand,
                             bank balances and investments in money market instruments with maturities of three months or less.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)
                                                                     (Unaudited)

August 31, 2003 and 2002

1.   (a)  Business Acquisition, Name Change and Share Consolidation

          On August 31, 2001, the Company acquired all of the 197 issued and outstanding shares of API Electronics for $2,600,000. The purchase price was satisfied by the issue of 6,500,000 units of the Company at $0.40 per unit. Each unit consists of one common share and 1/2 of one Series A common share purchase warrants exercisable at $0.45 per share expiring February 28, 2003 and 1/2 of one Series B common share purchased warrant exercisable at $ 0.75 expiring August 30, 2003. As a result of the transaction, the original shareholders of API Electronics owned 60% of the issued shares of the Company. The business acquisition resulted in a change in business focus and an introduction of new management for the Company. Accordingly, the Company has accounted for the acquisition as a reverse take-over by API Electronics. Application of reverse take-over accounting results in the following:

          i) API Electronics is deemed to be the acquirer for accounting purposes and its assets and liabilities are included in the consolidated balance sheet at their carrying values. The comparative figures are those of API Electronics.

          ii) The consolidated balance sheet combines the assets and liabilities of the Company as an acquisition under the purchase method of accounting for business combinations.

          The net assets of the Company acquired, at fair value, as at August 31, 2001 are as follows:

          Cash and cash equivalents                                    $ 1,213,248
          Marketable securities                                              1,848
          Other current assets                                             122,305
          Capital assets                                                     3,559
          Current liabilities                                             (132,815)
                                                                       -----------

          Net assets acquired                                            1,208,145
          Less:  Cost of acquisition                                       (34,872)
                                                                       -----------

          Consideration attributed to share capital of shares issued   $ 1,173,273
                                                                       ===========

          Pursuant to Articles of Amendment dated September 10, 2001, the Company changed its name from Investorlinks.com.Inc. to API Electronics Group Inc. and consolidated the issued and outstanding common shares on the basis of one common share for every three issued and outstanding common share of the Company.

     (b)  Business Acquisition

          On May 31, 2002, the Company acquired all of the issued and outstanding shares of the Filtran Group of companies for $2,996,547 (Cdn $4,100,000). The purchase price was satisfied through payment of cash in the amount of $1,042,277 and a promissory note given in the amount of $1,954,270 (Cdn $3,000,000). Also incurred were professional fees in connection with the acquisition in the amount of $327,065 giving a total acquisition cost of $3,323,612.

          The business combination was accounted for using the purchase method, whereby the fair market values of the net assets of the Filtran Group are reflected in the Company's balance sheet as at May 31, 2002.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)
                                                                     (Unaudited)

August 31, 2003 and 2002

1.   (b)  Business Acquisition (continued)

          The net assets acquired at fair value, as at May 31, 2002 are as follows:

          Cash                                     $   101,623
          Current assets                             1,204,202
          Capital assets                             1,984,492
          Current liabilities                         (507,256)
          Long-term liabilities                       (217,690)
          Future income tax liabilities               (530,000)
                                                   -----------

          Fair value of tangible net assets          2,035,371
          Non-compete agreement                        325,712
          Goodwill                                     962,529
                                                   -----------

          Total cost of acquisition                $ 3,323,612
                                                   ===========

     (c)  Incorporation and Asset Purchase

          On May 23, 2002, the Company incorporated an entity named "5/23 Corp" under the laws of the State of Delaware. On January 13, 2003, "5/23 Corp" changed its name to TM Systems II, Inc. ("TM II"). On February 6, 2003, TM II acquired certain assets of TM Systems Inc. and carries on business as TM System II, Inc. The purchase price was satisfied through payment of cash in the amount of $1,500,000 and a promissory note given in the amount of $1,475,652 with interest of 1.65% per annum and payable on or before February 6, 2004. Also incurred were professional fees in connection with the acquisition in the amount of $21,958 giving a total acquisition cost of $2,997,610.

          The assets acquired at fair value, as at February 6, 2003 are as follows:

          Capital assets                                    $    25,120
          Inventory - parts and supplies                        288,009
          Inventory - work in progress                          468,697
                                                            -----------

          Fair value of tangible net assets                     781,826
          Customer contracts                                  1,715,784
          Non-compete agreement                                 500,000
                                                            -----------

          Net assets acquired                               $ 2,997,610
                                                            ===========

          If the aggregate of gross orders that TM II ships, invoices and any advance payment that TM II receives, falls below $3,000,000 for the period from February 6, 2003 to December 31, 2003, the promissory note will be adjusted by a percentage reduction equal to the percentage shortfall.

          TM II is required to pay an additional 10% of gross revenue for certain contracts specified in the asset purchase agreement.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)
                                                                     (Unaudited)

August 31, 2003 and 2002

2.   Marketable Securities

                                                    August 31           May 31
                                                         2003             2003
                                                    ---------------------------
     Shares in venture issues                       $   2,139        $   2,139
     Income trust units                                34,245          186,632
     Short term company paper and bonds
         (maturity less than one year)                243,958          242,397
                                                    --------------------------

                                                    $ 280,342        $ 431,168
                                                    ==========================


3.   Inventories

                                                     August 31            May 31
                                                          2003              2003
                                                    ----------------------------
     Inventory as at August 31, 2003 was estimated
       based upon gross margin percentage           $ 3,152,036      $ 2,931,924
                                                    ============================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                        (Expressed in US Dollar)
                                                                     (Unaudited)

August 31, 2003 and 2002

4.    Capital Assets

                                                                August 31, 2003
                                                  --------------------------------------------

                                                         Cost      Accumulated             Net
                                                                  Amortization      Book Value
      Land                                        $   410,067    $      -         $    410,067
      Buildings                                     2,164,438          320,523       1,843,915
      Computer equipment                               79,257           35,379          43,878
      Computer software                               116,648           51,141          65,507
      Furniture and fixtures                           72,770           20,969          51,801
      Machinery and equipment                       1,789,672        1,115,497         674,175
      Vehicles                                         23,655            5,373          18,282
      Web site development costs                       30,826           17,983          12,843
                                                  --------------------------------------------

                                                  $ 4,687,333    $   1,566,865    $  3,120,468
                                                  ============================================

                                                                   May 31, 2003
                                                  --------------------------------------------
                                                         Cost      Accumulated             Net
                                                                  Amortization      Book Value
      Land                                        $   423,985    $      -         $    423,985
      Buildings                                     2,279,785          306,224       1,973,561
      Computer equipment                               77,255           34,009          43,246
      Computer software                               101,326           47,091          54,235
      Furniture and fixtures                           71,017           20,751          50,266
      Machinery and equipment                       1,779,892        1,083,418         696,474
      Vehicles                                         24,259            5,679          18,580
      Web site development costs                       30,826           15,194          15,632
                                                  --------------------------------------------

                                                  $ 4,788,345    $   1,512,366    $  3,275,979
                                                  ============================================

      Included in machinery and equipment is $158,774 (May 31, 2003 - $158,774) of property held under capital leases. Depreciation and amortization expense amounted to $220,371 (2002 - $92,519). Of this amount $50,543
      (2002 - $36,799) was included in cost of sales.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)
                                                                     (Unaudited)

August 31, 2003 and 2002

5.    Intangible Assets

                                                           August 31          May 31
                                                                2003            2003
                                                        ----------------------------
      Non-compete agreements                            $    858,712    $    858,712
      Less: Accumulated amortization                        (139,328)        (96,392)
      Customer contracts (Note 1(c))                       1,715,784       1,715,784
      Less: Accumulated amortization                        (193,024)       (107,235)
                                                        ----------------------------

                                                        $  2,242,144    $  2,370,869
                                                        ============================

6.    Bank Indebtedness

      The Company's wholly owned subsidiary, API Electronics has a working capital line of credit of $250,000. As at August 31, 2003 the API Electronics has borrowed $75,000 (May 31, 2003 - $Nil) against these lines of credit. The credit is secured by all of its assets pursuant to a general security agreement. The bank indebtedness is due on demand and bears interest at prime plus 1%.

      The Company's wholly owned subsidiary, Filtran Canada has a line of credit of Cdn $1,000,000. As at August 31, 2003, the Filtran Canada has borrowed $Nil (May 31, 2003 - $Nil) against this line of credit. The line of credit bears interest at prime plus 1/2 percent and is secured by a special assignment of inventory, accounts receivable and a guarantee of Cdn $1,310,000 from API Electronics Group Inc.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)
                                                                     (Unaudited)

August 31, 2003 and 2002

7.    Long-term Debt

                                                                                August 31            May 31
                                                                                     2003              2003
                                                                             ------------------------------
      Promissory note payable to former shareholders of the Filtran
      Group, secured by a collateral mortgage on real property
      registered in Ontario and the issued and outstanding shares of the Filtran Group, repayable May 31, 2004 plus interest at 5%
      per annum                                                              $  1,045,799      $  1,098,418

      Promissory note payable in connection with the acquisition of assets of TM Systems, due February 6, 2004 with an interest rate
      of 1.65% per annum, secured by the assets of TM Systems II Inc.           1,475,652         1,475,652

      Bank term loan, secured by machinery and equipment, repayable in
      monthly instalments of $1,565 plus interest at prime plus 2%                 42,060            47,400

      Loan payable, unsecured and non-interest bearing (i)                         39,000            39,000

      Mortgage payable, secured by real estate, repayable in blended monthly instalments of $3,812 at interest rates of 7.00% and
      8.75%                                                                        89,136           138,489

      Various equipment capital leases, with monthly lease payments of
      $3,545 including interest at approximately 9%, secured by the
      leased assets                                                               124,681           132,112

      Due to shareholder, non-interest bearing with no specific terms
      of repayment                                                                    614               616
                                                                             ------------------------------

                                                                                2,816,942         2,931,687
      Less: Current portion                                                     2,601,938         2,699,458
                                                                             ------------------------------
                                                                             $    215,004      $    232,229
                                                                             ==============================

      (i) On March 16, 2001, the Company entered into a joint venture agreement with a Massachusetts Corporation for the use and sale of semi-conductor equipment. The agreement took effect on April 1, 2001. In fiscal 2002, the venture partners agreed to mutually end the agreement. The Company returned equipment valued at $120,000 and the Company's indebtedness was reduced by the same amount. As at August 31, 2003 a new agreement regarding repayment has not been reached, accordingly the debt has been classified as current.

      The long term debt repayable over the next five fiscal years is as follows:

               2004 (9 months)  $2,584,713
                2005                91,928
                2006                86,577
                2007                35,179
                2008                18,545

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)
                                                                     (Unaudited)

August 31, 2003 and 2002

8.    Income Taxes

      The significant components of future income tax assets consists of the following as at May 31, 2003:

                                                                         May 31
                                                                           2003
                                                                    -----------
      Future income tax assets
        Loss carry forwards                                         $   624,000
        Other                                                            15,000
        Marketable securities                                            77,000
        Capital assets                                                  184,000
                                                                    -----------

                                                                        900,000
                                                                    -----------

      Future income tax liabilities
        Capital assets                                                 (381,000)
        Non-compete agreement                                           (47,000)
        Inventory                                                      (108,000)
        Unrealized foreign exchange gain                               (117,000)
                                                                    -----------

                                                                       (653,000)
                                                                    -----------

      Valuation allowance                                              (608,000)
                                                                    -----------

                                                                    $  (356,000)
                                                                    ===========

      A reconciliation between income taxes provided at actual rates and at the basic rate of 37.79% (May 31, 2002 - 40.29%) for federal and provincial taxes is as follows:

       Net loss                                                     $  (590,428)
                                                                    ===========


       Recovery of income tax at statutory rates                    $  (223,000)
       Increase in taxes resulting from:

        Non-deductible items and other                                  (33,413)
        Tax reassessment 1998                                             -
        Change in valuation allowance                                   215,000
                                                                    -----------

        Provision for income taxes - May 31, 2003                   $   (41,413)
                                                                    ===========

      The Company and its subsidiaries have non-capital losses of approximately $1,971,000 to apply against future taxable income. These losses will expire as follows: $599,000 in 2008 and $1,372,000 in 2010.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)
                                                                     (Unaudited)

August 31, 2003 and 2002

9.    Share Capital

      (a)  Authorized

           Unlimited special shares
           Unlimited common shares

      (b)  Issued Common Shares

                                                                                 Number of
                                                                                    Shares     Consideration
                                                                               -----------------------------
           (i)   Pre-business combination for API Electronics
                 Balance at June 1, 2000 and May 31, 2001                              100       $       100
                 Issued upon the conversion of Note (Note 9)                            97           902,422
                                                                               -----------------------------

                 Balance at August 31, 2001                                            197       $   902,522
                                                                               =============================

           (ii)  Pre-business combination for the Company
                 Balance at April 30, 2001                                      13,179,020       $ 2,985,416
                 Share consolidation (Note 1(a))                                (8,786,048)                -
                                                                               -----------------------------

                 Balance at August 31, 2001                                      4,392,972       $ 2,985,416
                                                                               =============================


           (iii) Issued from date of reverse take-over
                 Share capital is comprised of the number of issued
                 and outstanding shares of the Company and the
                 stated capital of API Electronics                               4,392,972       $   902,522

                 Shares issued upon the reverse take-over (Note 1(a))            6,500,000         1,173,273
                 Shares issued upon exercise of stock options                      210,000           125,707
                 Shares issued upon exercise of warrants                         3,200,842         1,920,505
                 Shares issued upon exercise of broker warrants                    500,000           250,000
                 Shares issued as finders fee                                      100,000           270,000
                                                                               -----------------------------

                 Balance at May 31, 2002                                        14,903,814       $ 4,642,007

                 Shares issued upon private placement - June 2002                  500,000         1,175,000
                 Shares issued upon exercise of stock options                      200,000           120,000
                 Shares issued upon private placement - February 2003            6,925,000         2,770,000
                 Shares issued upon exercise of warrants                            62,500            37,500
                                                                               -----------------------------

                 Balance at May 31, 2003                                        22,591,314         8,744,507

                 Shares issued upon exercise of warrants                           725,000           435,000
                                                                               -----------------------------
                 Balance at August 31, 2003                                     23,316,314     $   9,179,507
                                                                               =============================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)
                                                                     (Unaudited)

August 31, 2003 and 2002

9.    Share Capital (continued)

      (c)  Warrants

           Common shares purchase warrants ("Warrants")

           As at August 31, 2003 the following Warrants are outstanding and exercisable:

                                      Number        Share for        Exercise                   Expiry
                                 Outstanding         Warrants           Price                     Date
                                 ---------------------------------------------------------------------
                                   1,649,579          1 for 1            0.45           March 30, 2004
                                   1,649,579          1 for 1            0.75       September 30, 2004
                                     500,000          1 for 1            3.00            June 30, 2004
                                   2,675,000          1 for 1            0.60        February 28, 2005

           The continuity of common share purchase warrants is as follows:

           Warrants outstanding, April 30, 2001                                               226,667
           Issued   - pursuant to advisory services                                           250,000
                    - pursuant to business acquisition (Note 1a)
           -   Series A                                                                     3,250,000
           -   Series B                                                                     3,250,000
           -   Series A - broker warrants                                                     125,000
           -   Series B - broker warrants                                                     125,000

           Exercised
           -   Re: Advisory services                                                        (250,000)
           -   Series A                                                                   (1,600,421)
           -   Series B                                                                   (1,600,421)
           -   Series A - broker warrants                                                   (125,000)
           -   Series B - broker warrants                                                   (125,000)
                                                                                        ------------
           Warrants outstanding, May 31, 2002                                              3,525,825
           Issued:
           -   Private Placement - June 2002                                                 500,000
           -   Private Placement - February 2003                                           3,462,500
           Exercised
           -   Re: Private Placement - February 2003                                         (62,500)
           Expired
               Re: Advisory services                                                        (226,667)
                                                                                        ------------
           Warrants outstanding, May 31, 2003                                              7,199,158

           Exercised
           - Re: Private Placement - February 2003                                          (725,000)
                                                                                        ------------
           Warrants outstanding, August 31, 2003                                           6,474,158
                                                                                        ============

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)
                                                                     (Unaudited)

August 31, 2003 and 2002

9.    Share Capital (continued)

      (d)  Stock Options

           As at August 31, 2003 the following options are exercisable and outstanding:

                                                          Number        Exercise                      Expiry
                                   Issued to         Outstanding           Price                        Date
                                 ---------------------------------------------------------------------------
                                   Directors              50,000           $0.45             August 31, 2006
                                   Directors              50,000            0.75             August 31, 2006

           The continuity of stock options is as follows:                                           Weighted
                                                                                 Number of           Average
                                                                                   Options             Price
                                                                               -----------------------------
           Options outstanding, April 30, 2001                                    123,667     $         7.08
             Cancelled                                                           (113,667)              7.65
             Granted - August 2001                                                500,000               0.60
                     - April 2002                                                  25,000               2.35
             Exercised                                                           (210,000)              0.60
                                                                               -----------------------------

           Options outstanding, May 31, 2002                                      325,000     $         0.73
             Cancelled   - February 2003                                          (25,000)             (2.35)
                         - April 2003                                            (200,000)              0.60
                                                                               -----------------------------
           Options outstanding, August 31, 2003 and May 31, 2003                  100,000     $         0.60
                                                                               =============================

10.   Cash Flow Information

      (a)  Changes in non-cash working capital are as follows:

                                                                                 August 31         August 31
                                                                                      2003              2002
                                                                               -----------------------------
           Accounts receivable                                                 $   205,762             8,632
           Inventory                                                              (234,550)          (52,902)
           Unbilled revenue                                                        243,379               -
           Prepaid expenses                                                        (27,583)          (10,957)
           Accounts payable                                                        (76,832)           72,690
           Deferred revenue                                                        598,146               -
                                                                               -----------------------------
                                                                               $   708,322       $    17,463
                                                                               =============================

      (b)  Supplemental Cash Flow Information

                                                                                 August 31         August 31
                                                                                      2003              2002
                                                                               -----------------------------
             Cash paid for interest                                            $    23,651       $    30,983

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)
                                                                     (Unaudited)

August 31, 2003 and 2002

11.   Related party Transactions

      Included in general and administrative expenses are consulting fees of $13,085 (2002 - $11,632) paid to an individual who is a director and officer of the Company.

      These related party transactions were in the normal course of operations and are recorded at the exchange amount agreed to by the related parties.

12.   Per Share Data

      The weighted average number of shares issued and outstanding for the period ended August 31, 2003 was 22,953,814 (2002 - 15,304,913). The
      effect of the exercise of outstanding options and warrants would be anti-dilutive.

13.   Economic Dependence

      Accounts receivable consist principally of amounts due from the US Department of Defence, US Department of Defence subcontractors, and commercial/industrial users. Although, the U.S. Department of Defence (directly and through subcontractors) accounts for a significant portion of the Company's revenue, management has determined that the Company is not economically dependent on this business as, if necessary, it could re-deploy resources to further service the commercial/industrial user.

14.   Commitments and Contingencies
      (a)   Rent

      The following is a schedule by years of approximate future minimum rental payments under operating leases that have remaining non-cancelable lease terms in excess of one year as of August 31, 2003.

           2004 (9 months)  $ 23,116
           2005               22,243
           2006                9,889

      (b)   401(k) Plan

      During 1998, the Company adopted a 401(k) deferred compensation arrangement. Under the provision of the plan, the Company is required to match 50% of employee contributions up to a maximum of 3% of the employee's eligible compensation. Employees may contribute up to a maximum of 15% of eligible compensation. The Company may also make discretionary contributions up to a total of 15% of eligible compensation. During the period ended August 31, 2003, the Company incurred $Nil (2002 - $6,301) as its obligation under the terms of the plan. Of this amount $Nil (2002 - $6,301) has been charged to general and administrative expenses.

15.   Comparative Figures

      Comparative figures have been reclassified to conform with current year presentation.

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